

Mail Stop 4631

January 5, 2010

By U.S. Mail

Jeffrey Stroburg
Chief Executive Officer
REG Newco, Inc.
416 South Bell Avenue
Ames, IA 50010

Re: REG Newco, Inc.
    Amendment No. 5 to Registration Statement on Form S-4
    Filed December 29, 2009
    File No. 333-161187

Dear Mr. Stroburg:

We have reviewed your filing and have the following comments.

Amendment No. 5 to Registration Statement on Form S-4

Unaudited Pro Forma Financial Information, page 37
Notes to the Pro Forma Condensed Consolidated Financial Statements, page 42
Footnote (l)

1.   Please revise your footnote to explain the nature of the pro forma adjustments represented in the line item, "Less-accretion of preferred stock to redemption value," as well as how the amount of each adjustment was calculated.

2.   Please address the appropriateness of using the August 1, 2011 redemption date rather than a redemption date "at any time after a four year period from the date of closing of the consolidation transactions," in regard to the Newco preferred shares.

3.   We assume the language in the first sentence of your footnote should indicate "redemption value" in lieu of the term "liquidation value." If so, please revise this footnote, and also revise your preferred stock accretion accounting policy on pages F-12 and F-44.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.

Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Dale Welcome, staff accountant, at (202) 551-3865 or Jeanne Baker, assistant chief accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King, staff attorney, at (202) 551-3338 or the undersigned at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Blair W. White, Esq. (Via Facsimile 415-983-1200)